UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Tetsuya Kubo
	Name:	Tetsuya Kubo
	Title:	Representative Director

Date:    August 14, 2012

Capital Ratio as of June 30, 2012

TOKYO, August 14, 2012 — Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2012.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

			(Billions of yen, except ratios)
		June 30, 2012		March 31, 2012
			Change
(1)	Capital ratio	17.26%	0.33%	16.93%
	Tier I ratio	12.90%	0.62%	12.28%
(2)	Tier I	¥6,403.4	¥131.1	¥6,272.3
(3)	Tier II	2,559.2	(211.9)	2,771.1
(4)	Subtraction items	393.7	(5.9)	399.6
(5)	Total capital (2) + (3) - (4)	8,568.9	(74.8)	8,643.8
(6)	Risk-adjusted assets	49,637.6	(1,405.6)	51,043.2
(7)	Required capital (6) X 8%	3,971.0	(112.5)	4,083.5

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)
			(Billions of yen, except ratios)
		June 30, 2012		March 31, 2012
			Change
(1)	Capital ratio	20.29%	0.66%	19.63%
	Tier I ratio	15.21%	0.90%	14.31%
(2)	Tier I	¥6,671.8	¥73.0	¥6,598.8
(3)	Tier II	2,501.1	(209.0)	2,710.2
(4)	Subtraction items	275.7	17.1	258.6
(5)	Total capital (2) + (3) - (4)	8,897.2	(153.2)	9,050.4
(6)	Risk-adjusted assets	43,836.9	(2,258.6)	46,095.5
(7)	Required capital (6) X 8%	3,506.9	(180.7)	3,687.6

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)
			(Billions of yen, except ratios)
		June 30, 2012		March 31, 2012
			Change
(1)	Capital ratio	22.45%	0.54%	21.91%
	Tier I ratio	17.03%	0.84%	16.19%
(2)	Tier I	¥6,471.4	¥69.7	¥6,401.7
(3)	Tier II	2,357.9	(205.6)	2,563.4
(4)	Subtraction items	300.7	(4.8)	305.5
(5)	Total capital (2) + (3) - (4)	8,528.5	(131.0)	8,659.6
(6)	Risk-adjusted assets	37,984.6	(1,534.5)	39,519.0
(7)	Required capital (6) X 8%	3,038.8	(122.8)	3,161.5